SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                        Sizeler Property Investors, Inc.
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                                (Name of Issuer)


                         Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)


                                    830137105
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                                 (CUSIP Number)


                       David M. Brown, c/o Deer Isle L.L.C.
                       545 Cedar Lane
                       Teaneck, NJ  07666
                       (201) 836-9363
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  830137105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David M. Brown

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF and WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     19,800

8.   SHARED VOTING POWER

     442,900

9.   SOLE DISPOSITIVE POWER

     19,800

10.  SHARED DISPOSITIVE POWER

     442,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     462,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.50%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  830137105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deer Isle L.L.C. (2)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     442,900

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     442,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     442,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.35%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(2)     In December 2000, Deer Isle Management, L.L.C. resigned as general partner to Deer Isle Partners, L.P. (the "Partnership") and assigned its general partnership interest in the Partnership to Deer Isle L.L.C., the current general partner of the Partnership.

CUSIP No.  830137105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deer Isle Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     442,900

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     442,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     442,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.35%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 830137105
          ---------------------

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Item 1.   Security and Issuer.

     The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Shares") of the Issuer. The Issuer has its principal executive offices located at 2542 Williams Blvd., Kenner, Louisiana 70062.

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Item 2.    Identity and Background.

     (a) Deer Isle Partners, L.P. (the "Partnership") Deer Isle L.L.C. (the "General Partner") David M. Brown

     (b)  545 Cedar Lane, Teaneck, NJ 07666

     (c) The principal business of the Partnership and the General Partner, in which David M. Brown serves as the Managing Member, is investment management.

     (d) During the last five years, neither the Reporting Persons nor any person affiliated with the Reporting Persons have been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the last five years, neither the Reporting Persons nor any person affiliated with the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Partnership is a limited partnership organized under the laws of Delaware.

     The General Partner is a limited liability company formed under the laws of Delaware.

     David M. Brown is a citizen of the United States of America.

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Item 3.   Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Partnership owns 442,900, and the General Partner may be deemed to beneficially own 442,900 Shares. David Brown may be deemed to beneficially own 462,700 Shares.

     All of the Shares were purchased in open market transactions. The Shares owned by the Partnership and the General Partner were purchased for an aggregate purchase price of $2,815,067. The Shares beneficially owned by David M. Brown were purchased for an aggregate purchase price of $2,946,377.

     The funds for the purchase of the Shares have come from the working capital of the Partnership, which in the normal course of business is comprised of equity contributed by its partners and earnings from its operations. The working capital of the Partnership may on occasion include the proceeds of margin loans entered into in the ordinary course of its business. The funds for the purchase of the Shares with respect to which David M. Brown has sole voting and investment discretion, came from his own capital.

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Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the Shares as an investment and in the ordinary course of business.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional shares of the Issuer, or the disposition of shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.   Interest in Securities of the Issuer.

     As of the date hereof, the Partnership and the General Partner own 442,900 Shares and David M. Brown may be deemed to be the beneficial owner of 462,700 Shares. Based on the Issuer's filing on Form 10-Q on November 9, 2004, as of November 1, 2004 there were 13,236,089 Shares outstanding. Therefore, the Partnership and the General Partner beneficially own 3.35% and David M. Brown may be deemed to beneficially own 3.50% of the outstanding Shares. The Reporting Persons have the shared power to vote, direct the vote, dispose of or direct the disposition of 442,900 Shares that they are deemed to beneficially own. David M. Brown has the sole power to vote, direct the vote, dispose of or direct the disposition of 19,800 Shares that he may be deemed to beneficially own.

     There have been no transactions by the Reporting Persons in the Shares during the past 60 days.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          N/A

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Item 7.   Material to be Filed as Exhibits.

     An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    March 3, 2005
                                        -----------------------------------
                                                        (Date)

                                        DEER ISLE PARTNERS, L.P.

                                        By: Deer Isle L.L.C.
                                        its General Partner

                                        By: /s/ David M. Brown
                                            -------------------
                                                David M. Brown
                                                Managing Member

                                        DEER ISLE L.L.C.

                                        By: /s/ David M. Brown
                                            -------------------
                                                David M. Brown
                                                Managing Member


                                        DAVID M. BROWN

                                        /s/ David M. Brown
                                        --------------------
                                            David M. Brown

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated March 3, 2005 relating to the Common Stock of Sizeler Property Investors, Inc. shall be filed on behalf of the undersigned.


                                        DEER ISLE PARTNERS, L.P.

                                        By: Deer Isle L.L.C.
                                        its General Partner

                                        By: /s/ David M. Brown
                                            -------------------
                                                David M. Brown
                                                Managing Member


                                        DEER ISLE L.L.C.

                                        By: /s/ David M. Brown
                                            -------------------
                                                David M. Brown
                                                Managing Member


                                        DAVID M. BROWN

                                        /s/ David M. Brown
                                        --------------------
                                            David M. Brown




01688.0001 #551431